

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2018

Kathryn King Sudol, Esq.
Simpson Thatcher & Bartlett
35th Floor, ICBC Tower
3 Garden Road, Central
Hong Kong

> **Re:** **iKang Healthcare Group, Inc.**
> **Schedule 13E-3**
> **Filed May 30, 2018 by iKang Healthcare Group, Inc., et al.**
> **File No. 005-88530**

Dear Ms. Sudol:

We have reviewed the above-captioned filing, and have the following comments. In some of our comments, we may ask for more information to be provided so that we may better understand the disclosure.

Please respond to these comments by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in a response.

After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Schedule 13E-3

Exhibit 99(a)-(1)

Background of the Merger, page 28

1.   We note the disclosure on page 35 concerning the financial projections delivered by the Special Committee to J.P. Morgan on January 25, 2016 for purposes of preparing "financial analyses." Please revise to summarize these and any other J.P. Morgan "financial analyses" received by the company or by its affiliate and file as exhibits such report(s). Refer to Items 1015(b) and 1016(c) of Regulation M-A. In addition, please affirmatively state whether or not the company or any affiliate (including anyone in the "Buyer Group" or the "Buyer Group 1") received any other report, opinion, or appraisal from any outside third party materially related to the Rule 13E-3 transaction. Refer to General Instruction E to Schedule 13E-3 and Item 1015(a) of Regulation M-A.

2.   Please revise the June 6, 2016 entry to explain all material terms of the Yunfeng Proposal and clarify whether it was a "going private transaction" as defined in Rule 13e-3(a)(3) such that the proposed transaction called for the participation of the issuer or an affiliate.

3.   The disclosure on page 33 indicates Alibaba joined the Buyer Group 1 consortium in December 2015 and remained part of that consortium through at least June 6, 2016. Accordingly, please revise the June 6, 2016 entry to explain Yunfeng's relationship to Alibaba. Disclose whether or not Yunfeng and Alibaba acted independently in their pursuit of iKang, including whether Alibaba's representatives provided Yunfeng with information concerning Buyer Group 1's negotiations with iKang's Special Committee.

4.   Please revise the June 7, 2016 entry to explain why Mr. Zhang and his affiliates ceased participation in the transactions proposed by Buyer Group 1. In particular, discuss, if applicable, any impact that Yunfeng's June 6, 2016 proposal played in the cessation.

5.   We refer to the disclosure on page 44 regarding "key open issues" in the merger agreement as of October 24, 2016. Please revise this and all other references to "open" and "outstanding" issues to identify briefly the specific matter at issue.

6.   Please substantially revise the Background disclosures to describe Yunfeng's contacts and negotiations with Mr. Zhang and "company management". In particular, please revise to clarify whether these parties discussed and/or negotiated the Buyer Group's offer price and the post-merger ownership stakes held by each member of the consortium. The disclosures also should be revised to describe the negotiations concerning material terms of the: support agreements; the interim investors agreement; and management's rollover arrangements. Refer to Regulation M-A, Item 1005.

7.   With reference to the January 23, 2017 and February 3, 2017 entries, please identify the concerns that Yunfeng raised concerning iKang's performance and describe the Special Committee's stated concerns with Yunfeng's valuation methodology.

8.   Revise to identify the transaction structures Yunfeng presented to the Special Committee on January 9, 2018. Please also reconcile this disclosure with the disclosure on page 82 indicating that the Buyer Group did not consider any alternative transaction structures.

Discounted Cash Flow Analysis, page 78

9.   With reference to footnote 5 on page 7 of J.P. Morgan's March 26, 2018 presentation, which is filed as Exhibit 99(c)-(2), please tell us whether J.P. Morgan calculated the range of discount rates by using the company's beta as of 2015 as opposed to 2018. If so, please tell why J.P. Morgan deemed this assumption appropriate and quantify the impact that this decision had on the range of equity values calculated under the DCF model.

Exhibit 99(c)(2)

10.   We noticed the statement at the end of the first paragraph of the narrative that indicates "[n]either this presentation nor any of its contents may be used or relied upon by, or disclosed, referred to or communicated (in whole or in part) to any third party for any purpose whatsoever except with the prior written consent of J.P. Morgan in each instance." Please include disclosure in the associated proxy statement and/or this exhibit to remove the implication that security holders are precluded from being eligible to rely upon these disclosures by affirmatively stating, if true, that J.P. Morgan consents to the inclusion of such materials in this filing and the corresponding reliance upon such information by security holders. Alternatively, provide the disclosures recommended by the Division of Corporation Finance accessible via the link below as being necessary to clarify security holders' right to rely on such materials.
http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3266 if you have any questions regarding our comments.

                                        Sincerely,

                                        /s/ Nicholas Panos

                                        Nicholas Panos
                                        Senior Special Counsel
                                        Office of Mergers & Acquisitions